

July 27, 2010

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

> **Re: Mediware Information Systems, Inc.**
> **Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed November 3, 2010**
> **File No. 001-10768**

Dear Mr. Mann:

We have reviewed your response letter dated June 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Elements

1.   While you state that your compensation committee does not specifically benchmark nor has it identified a specific peer group by which to gauge the appropriateness of the company's executive compensation programs, please note that where comparative compensation information is used, even in part, to determine compensation, and where the compensation committee retains discretion on how to use that information, disclosure of the nature and extent of that discretion and whether or how you exercised that discretion is generally useful to investors. Refer to Question 118.05 of our Compliance and Disclosure Interpretations available on our website. Given that your disclosure states that your aggregate compensation packages are competitive with employers with whom you compete and that the members of the committee referred to and relied upon publicly

available sources of information as well as their individual business experiences, in your response letter and with a view towards disclosure, please identify the companies whose compensation practices were considered in assessing and assuring the "competitiveness" of your compensatory practices. In any future CD&A that you provide on an elective basis, please consider discussing the elements of compensation and the sources of information consulted.

Cash Bonus Compensation

2.   Although we note that as a small business issuer, you are not currently required to provide a CD&A, we are unable to concur with your assertion in response to prior comment 6 that disclosure of individual performance measures would be immaterial to an investor's understanding of your compensation practices. Please refer to SEC Release 34-54302A and note that any required CD&A must discuss with specificity how compensation determinations are made, including the specific items of corporate performance that are taken into account in establishing compensation programs and making compensation decisions. Your existing disclosure fails to provide this information. Your response letter and disclosure indicates that individual performance measures are among the parameters evaluated in determining compensation for your named executive officers. We note that 20% of the company's bonus payments are based on personal performance, and that Messrs. Damgaard and Williams received less than the 20% available for personal performance, while Messrs. Mann and Weber received the full amount. In your response letter and with a view towards disclosure in future filings, specifically identify the personal performance measures on which this aspect of the executive compensation program was based, and discuss the reasons for the payouts on an individualized basis.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

3.   We note your response to prior comment 11 and it appears that you took no affirmative steps to acquire the information from your significant shareholder pertaining to the shares held by Bares Capital Management. As requested, please identify the natural person(s) who exercise sole or shared voting and dispositive powers over the shares held of record by Bares Capital Management, as required by Item 403(a) of Regulation S-K.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal